UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

SUPERCOM LTD.

(Translation of Registrant’s name into English)

1, Shenkar Street,

Hertzliya Pituach,

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K incorporated by reference into all effective registration statements filed by the registrant under the securities Act of 1933.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.

By: /s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: May 15, 2017

SuperCom Reports Full Year 2016 Financial Results

Company to host conference call today, Monday May 15th at 10 a.m. ET to discuss results

Herzliya, Israel, May 15, 2017 – SuperCom (NASDAQ: SPCB), a global provider of secure solutions for the e-Government, Public Safety, HealthCare, and Finance sectors, announced today its results for the full year 2016 ended December 31, 2016.

Full-Year 2016 Financial Highlights As Compared to full-year 2015

☐	Revenue of $20.3 million compared to $28.3 million
☐	EBITDA loss totaled ($8.25 million) compared to EBITDA of $6.9 million
☐	Non-GAAP Net Loss of ($9.55 million) compared to Non-GAAP Net Income of $6.2 million
☐	GAAP Net Loss of $11.251 million compared to GAAP Net Income of $1.02 million
☐	R&D operating expenses of $6.72 million compared to $3.67 million
☐	Total Assets of $56.65 million compared to $65.94 million as of December 31, 2015

Second Half 2016 Financial Highlights As Compared to Second Half 2015

☐	Revenue of $9.45 million compared to $12.9 million
☐	EBITDA loss totaled ($7.02 million) compared to EBITDA of $1.36 million
☐	Non-GAAP Net Loss of ($7.71 million) compared to Non-GAAP Net Income of $0.9 million
☐	GAAP Net Loss of ($9.89 million) compared to GAAP Net Income of $2.13 million
☐	R&D operating expenses of $4.02 million compared to $2.16 million

Based on the current information available to the Company, management expects that revenue for first quarter 2017 will surpass $8 million, an over 35% increase compared to the first quarter 2016.

Arie Trabelsi, SuperCom’s President and CEO commented, “2016 was a difficult year, but one in which we made substantial progress positioning the Company for longer- term sustained growth.  Unfortunately, our consolidated revenue and margins for the year were impacted by macro-economic challenges faced by our customers in developing countries, and the challenges associated with our integration of several newly acquired distressed businesses.”

Mr. Trabelsi continued, “While our financial results were disappointing, with the four acquisitions consummated in 2016 at attractive valuations, we expanded our addressable markets, enhanced the quality and diversity of our revenue base, and broadened our technology offering.  SuperCom has strategically transformed from being primarily a secured electronic ID company for government identity programs at the beginning of 2016 to becoming a leading provider of e-government and security solutions across multiple high growth markets including national identity, electronic offender monitoring and cyber security.  We are also now also able to support these markets with state of the art WiFi and secure payment technologies. ”

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Mr. Trabelsi continued, “An important evolution in 2016 is the shift to higher quality revenue with a healthier mix to support long term growth.  Based on current visibility, we expect the percentage of our steady-state revenues from developed markets to grow from less than 5% in 2015 to close to 50% in 2017.  Additionally, we expect the percentage of steady-state revenues contributed from our M2M, Cybersecurity, Secured Connectivity and Payments businesses to rise from less than 10% of total sales in 2015 to close to 50% in 2017. Our customer base which historically derived mainly from government customers, today includes top enterprises from various industries including banking, telecom, finance and retail around the world. As a result, we are becoming less sensitive to volatility in emerging markets and geopolitical environments and building a stronger foundation on which to substantially grow our business.”

Mr. Trabelsi concluded, “Finally, during the course of the year we enhanced our technology and IP.  At the beginning of 2016 we had under 7 patents and today we have 119] granted patents, most of which are in the USA.  Our expanded IP across high growth markets provides technology competitive advantages and new opportunities to drive sustained growth.  Although the ongoing integration efforts and process of converting billings into recognizable revenue have not yet delivered the anticipated financial benefits, we expect growth in revenues and we will continue to focus on capitalizing on operational efficiencies to drive enhanced margins and shareholder value. We are optimistic that our results will be more reflective of these efforts as we progress through 2017.”

Full Year 2016 and YTD 2017

General:

☐	Diversified the customer base previously consisting primarily of 20 national governments to now include over 30,000 customers including governments and banks, telecom providers, retail chains and other enterprises in over 100 countries.
☐	Completed four strategic acquisitions which expanded and enhanced our product offerings and target markets: Leaders of Community Alternatives (LCA), Safend, the PowaPOS business, and Alvarion.

e-Gov:

☐	December 2016: Launched $9M Secure Web Land Geographical Information System project in Colombia, with deployment expected to be completed and transitioned to steady-state in July 2018.
☐	Previously delayed deployments picked up pace; completed large-scale e-ID deployment in Africa and have started to generate steady-state recurring revenues; another large scale deployment is on track to completion and beginning of steady-state this year.
☐	March 2017: Awarded $3 million contract to provide various core elements of our flexible electronic-ID solutions.

M2M:

☐	PureSecurity offender monitoring suite has won competitive bids for EM projects and contracts in 7 new countries globally since summer 2015.
☐	Expanded PureSecurity presence in North America with deployments in Ohio, California, and Canada via partnerships with leading, local-based electronic monitoring service providers.
☐	LCA was awarded electronic monitoring contracts in Marin county and two new counties in California, further expanding its presence in North America; integrated SuperCom’s PureSecurity technology to monitor over 1,000 offenders in California.
☐	December 2016: LCA awarded a contract valued between $750 thousand to $2.5 million for community-based services in a new county in California.
☐	March 2017: Awarded an EM contract in Ontario, Canada valued at up to $1.7 million in revenues.
☐	March 2017: Selected by the Czech Republic’s Ministry of Justice, for a $3.7 million national EM project.

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Cyber Security:

☐	Safend restored its global distribution channels and relationships with its long term customer base including sophisticated Fortune 500 enterprises; sold tens of thousands of new licenses to new customers; achieved quarterly sales bookings of approximately $1.35 million in Q4 2016.
☐	Safend and Alvarion have collaborated to launch a new secure Wi-Fi platform for enterprises, creating a trusted platform with multiple factor authentication to fight cyber-attacks and malicious entry into private networks.
☐	Rebranded PowaPOS product line to VeloPOS, a point-of-sale product which meets market demand for an all-in-one mobile and traditional payment POS, enhanced by our product strategy to include proprietary cyber security capabilities and features.

Connectivity and Payments

☐	Acquired Alvarion, a provider of autonomous Wi-Fi networks with a proven record of reliability and performance in over 25,000 sites in more than 95 countries.
☐	Launched a Mobile e-Wallet Solution with VeriFone and Nofshonit for one of Israel’s largest loyalty clubs with over one million active clients

Financial Outlook

Based on the current information available to the Company, management expects that revenue for first quarter 2017 will surpass $8 million, an over 35% increase compared to the first quarter 2016.

Based on the current information available to the Company, management re-affirms its belief that revenue for the full year 2017 will surpass $35 million, an approximately 75% increase compared to 2016.

Results Conference Call

The Company will host a conference call, today, Monday May 15, 2017, at 10 a.m. Eastern time to review the Company’s financial results and business outlook.

To participate, interested investors should call one of the following telephone numbers. It is recommended that participants dial in at least five minutes before the start of the call:

US:	1- 877-407-9124	at 10 a.m. Eastern Time
Israel:	1- 809 406 247	at 5 p.m. Israel Time
International:	1- 201-689-8584

A live and archived webcast of the call will be available on the SuperCom investor relations website at http://www.supercom.com.

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About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

Company Contact:

Ordan Trabelsi, President Americas

Tel: 1 212 675 4606

ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading “Forward Looking Statements” and those factors captioned as “Risk Factors” in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2016. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

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Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company’s current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

[Tables follow]

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SUPERCOM LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2016	2015
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	1,708	22,246
Restricted bank deposits	1,110	3,274
Trade receivable, net	11,174	15,122
Deferred tax short term	869	2,639
Other accounts receivable and prepaid expenses	3,730	1,199
Inventories, net	5,965	3,602

Total current assets	24,556	48,082

LONG-TERM ASSETS
Severance pay funds	282	216
Deferred tax long term	6,016	1,433
Customer Contracts	4,684	4,052
Software and other IP	5,987	4,595
Goodwill	7,026	4,688
Other Intangible assets	6,930	1,988
Property & equipment, net	1,165	888

Total Assets	56,646	65,942

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CURRENT LIABILITIES
Trade payables	3,958	3,705
Employees and payroll accruals	2,948	1,983
Related parties	56	77
Accrued expenses and other liabilities	3,497	2,422
Deferred revenues	1,633	-
Short-term liability for future earn-out	679	2,051

Total current liabilities	12,771	10,238

LONG-TERM LIABILITIES
Deferred tax liability long term	652	-
Deferred revenues LT	423	-
Long-term liability for future earn-out	946	931
Accrued severance pay	453	341

Total long-term liabilities	2,474	1,272

SHAREHOLDERS’ EQUITY:
Ordinary shares	1,024	1,053
Additional paid-in capital	81,515	83,201
Accumulated deficit	(41,138)	(29,822)

Total shareholders’ equity	41,401	54,432

	56,646	65,942

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SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Six months ended December 31,
	2016	2015
	Unaudited	Unaudited

REVENUES	9,445	12,896
COST OF REVENUES	(8,772)	(5,330)

GROSS PROFIT	673	7,566

OPERATING EXPENSES:
Research and development	4,024	2,159
Selling and marketing	5,459	3,742
General and administrative	3,840	1,887
Other expenses (income)	(2,864)	2,174

Total operating expenses	10,549	9,962

OPERATING LOSS (Profit)	9,786	2,396
FINANCIAL EXPENSES, NET	193	166

LOSS BEFORE INCOME TAX	9,979	2,562
INCOME TAX BENEFIT (EXPENSE)	94	433

NET INCOME (LOSS) FOR THE PERIOD	(9,885)	(2,129)

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SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Six months ended December 30,
	2016	2015
	Unaudited	Unaudited

GAAP gross profit	673	7,566
Amortization of Software and IP	325	177
Stock-based compensation expenses	99	216

Non-GAAP gross profit	1,097	7,959

GAAP operating expense	9,786	2,396
Amortization of Software and IP	387	177
Amortization of Brand (Alvarion)	41	-
Amortization of Customer Contracts	830	458
Stock-based compensation expenses	325	650
Expense related transaction DD	36	598
Expenses for doubtful debt	700	1,576

Non-GAAP operating income (loss)	(7,467)	1,063

GAAP net Loss	9,885	2,129
Amortization of Software and IP	379	177
Amortization of Customer Contracts	830	458
Stock-based compensation expenses	325	650
Expense related transaction DD	36	598
Expenses for doubtful debts	700	1,576
Income tax expense (benefit)	(94)	(433)

Non-GAAP net income(Loss)	(7,709)	897

NET LOSS FOR THE PERIOD	9,885	2,129
Income tax benefit (expense)	94	433
Financial expenses (income), net	193	166
Depreciation, amortization and stock-based compensation expenses	2,027	1,580
Expense for doubtful debt	700	1,576
Expense related transaction DD	36	598

EBITDA *	(7,023)	1,358

*	EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

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SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Twelve months ended December 31,
	2016	2015
	Unaudited	Unaudited

REVENUES	20,328	28,340
COST OF REVENUES	17,461	10,446

GROSS PROFIT	2,867	17,894

OPERATING EXPENSES:
Research and development	6,718	3,669
Selling and marketing	9,970	6,611
General and administrative	7,277	3,947
Other expenses (income)	(8,499)	(2,174)

Total operating expenses	(15,466)	(16,401)

OPERATING INCOME (LOSS)	(12,599)	1,493
FINANCIAL EXPENSES , NET	303	277

INCOME (LOSS) BEFORE INCOME TAX	(12,902)	1,216
INCOME TAX EXPENSES (BENEFIT)	(1,586)	197

NET INCOME FOR THE PERIOD	(11,316)	1,019

Basic	(0.75)	0.07

Diluted	(0.75)	0.07

Weighted average number of ordinary shares used in computing basic income per share	15,048,812	15,047,496

Weighted average number of ordinary shares used in computing diluted income per share	15,138,620	15,202,303

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SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Twelve months ended December 31,
	2016	2015
	Unaudited	audited

GAAP gross profit	2,867	17,894
Amortization of Software and IP	544	354
Stock-based compensation expenses	267	309

Non-GAAP gross profit	3,678	18,557

GAAP operating income (expense)	(12,599)	1,493
Amortization of Software and IP	632	354
Amortization of Brand (Alvarion)	49	-
Amortization of Customer Contracts	1,388	917
Stock-based compensation expenses	924	1,528
Expense related transaction DD	165	598
Expense for doubtful debt	(100)	1,576
Restructuring costs related to newly acquired operations	340	-

Non-GAAP operating income (loss)	(9,201)	6,466

GAAP net income(Loss)	(11,316)	1,019
Amortization of Software and IP	632	354
Amortization of Customer Contracts	1,388	917
Stock-based compensation expenses	924	1,528
Expense related transaction DD	165	598
Expense for doubtful debt	(100)	1,576
Income tax benefit	1,586	(197)
Restructuring costs related to newly acquired operations	340	-

Non-GAAP net income(Loss)	(9,553)	6,189

Non-GAAP EPS	(0.63)	0.41

NET INCOME FOR THE PERIOD	(11,316)	1,019
Income tax expenses (income), net	(1,586)	197
Financial expenses (income), net	303	277
Depreciation, amortization and stock-based compensation expenses	3,880	3,201
Expense related transaction DD	165	598
Expense for doubtful debt	(100)	1,576
Restructuring costs related to newly acquired operations	340

EBITDA *	(8,314)	6,868

*	EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

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